December 2, 2015

Securities and Exchange Commission                                                                                                                                                                                                                                                      VIA EDGAR
100 F Street N.E.
Washington, D.C. 20540

Attn:  Division of Investment Management, Disclosure Review and Accounting, Mr. Chad Eskildsen

Re:           YCG Funds, File Nos. 811-22748 and 333-183956, Sarbanes-Oxley Review of Financial statements and Related items.

Mr. Eskildsen:

On behalf of YCG Funds (the “Trust”), we are filing this letter to respond to comments provided to the Trust as a result of your review of the Trust's financial statements and related matters.

1.
You noted that the performance graph in the Trust's annual report was missing certain required disclosures.  The Trust agrees with your finding and will insert the following disclosure in the upcoming financial statements:

This chart assumes an initial gross investment of $10,000 made on December 28, 2012 (commencement of the Fund's operations).  Returns shown include the reinvestment of all dividends.  Returns shown do not reflect the deductions of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  In the absence of fee waivers and reimbursements, when they are necessary to keep expenses at the expense cap, total return would be reduced.  Past performance is not predictive of future performance.  Investment return and principal value will fluctuate so that your shares, when redeemed, may be worth more or less than original cost.  Index returns do not reflect the effects of fees or expenses.  It is not possible to invest directly in an index.

On behalf of the Trust, Brian Yacktman, President of the Trust, acknowledges the comments provided herein and responded to by the Trust do not foreclose the Commission from taking any action with respect to any filing.  The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosure in any filing.  Moreover, the Trust will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DRAKE COMPLIANCE, LLC

/s/  David D. Jones, Esq.
DAVID D. JONES, ESQ.